Filed by Hudson Holding Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Hudson Holding Corporation

Commission File No.: 333-171988

[Letterhead of Hudson Securities, Inc.]

March 3, 2011

[Name and Address of CEO

of Issuer]

OTC Bulletin Board

Dear [Insert]:

We are a registered broker-dealer and one of the most active market makers in OTC Bulletin BoardTM (“OTCBBTM”)† stocks. In recent days, many stocks that were previously quoted on the OTCBB have ceased to be quoted there. We believe that this is due to inadequate sponsorship of those stocks by a registered broker-dealer.

I am writing to advise you that we intend to take all necessary steps to become, as soon as possible, a market maker in substantially all stocks for which quotations were recently withdrawn that remain eligible for OTCBB quotation. Although we are under no obligation to take these actions, we believe that doing so will benefit the issuers that have experienced a withdrawal in quotations for their stocks and maximize liquidity for shareholders and investors. We strongly believe that an efficient and liquid market for an issuer’s securities benefits all market participants.

In January, our parent company, Hudson Holding Corporation ((OTCBB: HDHL); http://www.hudsonholdingcorp.com) entered into a merger agreement with Rodman & Renshaw Capital Group, Inc. (“Rodman”) ((NASDAQ: RODM); http://www.rodm.com), whose subsidiary, Rodman & Renshaw, LLC, is a full-service investment bank serving both OTCBB and exchange-listed issuers. Rodman also recently announced that it entered into an agreement to acquire certain assets related to the OTCBB from the Financial Industry Regulatory Authority, Inc. (“FINRA®”). The OTCBB is currently operated by FINRA. These transactions are subject to closing conditions, including regulatory approvals, and are expected to close in the second quarter of 2011.

Upon the completion of its acquisition of the OTCBB assets, at which time the purchased OTCBB assets and related businesses will not be affiliated with or owned, operated or endorsed by FINRA, Rodman’s plan is to upgrade and enhance the OTCBB platform and expand and strengthen the OTCBB market, including by incorporating efficient transaction execution capability for OTCBB quoted securities. We believe that companies whose securities are OTCBB quoted will benefit from substantially enhanced services and increased investor reach as a result of the combination of Rodman’s investment banking practice, Hudson’s prominence as an OTCBB market maker and Rodman’s plans to upgrade the OTCBB platform.

We and Rodman are committed to the success of the OTCBB and enhancing the services that will be provided to OTCBB issuers. We intend to demonstrate that commitment by taking the actions necessary to be a market maker in a broad universe of OTCBB stocks, including making all required regulatory filings, complying with informational requirements and making significant payments of required FINRA fees for each equity security in which we make a market. That we are willing to comply with these requirements and incur these fees underscores our commitment to the OTCBB market and the issuers quoted on it.

We expect to begin the process necessary to provide quotations in these stocks as soon as possible.

Sincerely,

Anthony Sanfilippo
Chief Executive Officer

* * * * * *

This letter shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information

In connection with the proposed merger between Rodman and Hudson Holding Corporation (“Hudson”), on January 31, 2011 Rodman filed a registration statement on Form S-4 (Commission File No.: 333-171988) with the SEC containing a prospectus of Rodman and other relevant documents relating to the acquisition of Hudson. The registration statement on Form S-4 also includes a proxy statement of Hudson, and the final proxy statement/prospectus will be mailed to stockholders of Hudson. Rodman and Hudson stockholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is part of the registration statement and any amendments to the registration statement, because they contain important information about Rodman, Hudson and the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Rodman and Hudson, without charge, at the SEC’s website (www.sec.gov). Free copies of Rodman’s filings also may be obtained by directing a request to Rodman’s CFO by phone to (212) 356-0500, in writing to Rodman & Renshaw Capital Group, Inc.,

Attention: CFO, 1251 Avenue of the Americas, New York, NY 10022, by email to dhorin@rodm.com or at Rodman’s website (www.rodm.com). Free copies of Hudson’s filings also may be obtained by directing a request to Hudson’s CEO by phone to 201-216-0100, in writing to Hudson Holding Corporation, 111 Town Square Plaza, Suite 1500A, Jersey City, NJ 07310, Attention: CEO, or at Hudson’s website (www. hudsonholdingcorp.com).

Proxy Solicitation

Rodman, Hudson and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Hudson with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Rodman’s directors and executive officers is also available in Rodman’s definitive proxy statement for its 2010 Annual Meeting of Stockholders filed with the SEC on March 26, 2010. Information regarding Hudson’s directors and executive officers is also available in Hudson’s Annual Report on Form 10-K filed with the SEC on June 29, 2010. These documents are available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Rodman.

†	OTC Bulletin Board and OTCBB are trademarks of Financial Industry Regulatory Authority, Inc.

Member FINRA, SIPC